                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K
(Mark One)

{X}  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the fiscal year ended         December 31, 2000     .
                           ------------------------------------------

                                       OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number              0-14951     .
                            ----------------------

                    BUTLER INTERNATIONAL, INC. 401(k) PLAN .
         ---------------------------------------------------------------
                               (Full name of plan)

                          BUTLER INTERNATIONAL, INC.     .
   --------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                 MARYLAND                             06-1154321 .
      -------------------------------             --------------------
      (State or other jurisdiction of               (I.R.S. Employer
       incorporation or organization)              Identification No.)

                  110 Summit Avenue, Montvale, New Jersey 07645
           ----------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

        Registrant's telephone number, including area code (201) 573-8000
                                                           --------------



Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X  .   No      .
    -----       -----

BUTLER INTERNATIONAL, INC.
401(k) PLAN

                               TABLE OF CONTENTS

                                                                                 Page
                                                                                 ----
INDEPENDENT AUDITORS' REPORT...................................................    3

FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Benefits
     as of December 31, 2000 and 1999..........................................    4

     Statement of Changes in Net Assets Available for Benefits for the year
     ended December 31, 2000...................................................    5

     Notes to Financial Statements.............................................    6-9

SUPPLEMENTAL SCHEDULE:

     Schedule of Assets Held for Investment Purposes at December 31, 2000......    10

All other supplemental schedules are omitted because they are not applicable.

EXHIBIT 1 - Independent Auditors' Consent......................................    11

INDEPENDENT AUDITORS' REPORT


Trustees
Butler International, Inc.
401(k) Plan
Montvale, New Jersey


We have audited the accompanying statements of net assets available for benefits of the Butler International, Inc. 401(k) Plan ("the Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2000 financial statements taken as a whole.



/s/ Deloitte & Touche LLP
-------------------------
Parsippany, New Jersey
June 27, 2001

BUTLER INTERNATIONAL, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000 and 1999
(in thousands)

                                                                   December 31,
                                                       -----------------------------------
                                                           2000                 1999
                                                       --------------       --------------
ASSETS
     Investments at fair value (Note 4)                     $ 40,391             $ 46,548
     Receivables:
         Employer contributions                                  393                  371
         Participant contributions                               186                   77
                                                       --------------       --------------

            Total receivables                                    579                  448
                                                       --------------       --------------

                Total assets                                  40,970               46,996
                                                       --------------       --------------

LIABILITIES
     Other liabilities                                           225                    -
                                                       --------------       --------------

                Net assets available for benefits           $ 40,745             $ 46,996
                                                       ==============       ==============















The accompanying notes are an integral part of these financial statements.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000
(in thousands)

                                                                                         Year Ended
                                                                                     December 31, 2000
                                                                                   ---------------------
Additions to net assets attributed to:
     Investment income:
         Net depreciation in fair value of investments (Note 4)                          $ (8,626)
         Interest                                                                              87
         Dividends                                                                            263
                                                                                        -----------
                                                                                           (8,276)
                                                                                        -----------
     Contributions:
         Participant                                                                        7,265
         Employer                                                                           1,686
                                                                                        -----------
                                                                                            8,951
                                                                                        -----------
            Total additions                                                                   675
                                                                                        -----------
Deductions from net assets attributed to:
     Benefits paid to participants                                                          6,800
     Administrative expenses (Note 3)                                                         110
     Other                                                                                     16
                                                                                        -----------
            Total deductions                                                                6,926
                                                                                        -----------
            Net decrease                                                                   (6,251)
Net assets available for benefits:
     Beginning of year                                                                     46,996
                                                                                        -----------
     End of year                                                                         $ 40,745
                                                                                        ===========

The accompanying notes are an integral part of these financial statements.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION

  The following description of the Butler International, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more detailed description.

  General:

  In November 1989, Butler Service Group, Inc. (the "Company") established the Plan, which was adopted by its wholly owned subsidiaries. The Plan is a continuation of the Butler Service Group, Inc. Investment Savings Plan and is designed to provide an incentive for employees of the Company to save regularly through payroll deductions and possible matching contributions by the Company. The Plan is a defined contribution plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act ("ERISA").

  The Employee Benefits Administrative Committee comprising up to three persons appointed by the Company's Board of Directors administers the Plan. The trust department of an independent third-party bank is the Plan's Trustee.

  Contributions:

  Generally, participants may contribute from 1% to 20%, in whole percentages, of eligible compensation to the Plan on a pretax basis through automatic payroll deductions ("elective deferral contributions"). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investments of their contributions into various investment options offered by the Plan. The Plan currently offers 15 investment options, which include a bank collective fund, various mutual funds and the Butler Stock Fund. Total participant contributions in any calendar year are limited to the applicable limit under Internal Revenue Code Section 402(g). Such limit is $10,500 and $10,000 for calendar years 2000 and 1999, respectively. The Plan also provides that certain limitations may be imposed on participant's contributions in order to comply with statutory requirements. Other liabilities include refunds of excess contributions to highly compensated employees. Participants may request changes to their elective deferral contribution rate or discontinue their contributions through the Plan's voice response system. The changes or discontinuance will be effective as soon as it is administratively feasible.

    The Company may make matching contributions or other additional discretionary contributions to the Plan in amounts determined by the Employee Benefits Administrative Committee. Any such contributions are allocated to the participants' accounts as provided by the Plan and invested directly in the Butler Stock Fund or, as specified under a customer contract, allocated in proportion to the elective deferral contributions. In 2000 and 1999, the Company made matching contributions of approximately $596,000 and $544,000, respectively. In 2000 and 1999, the Company also made contributions of approximately $1,090,000 and $1,129,000, respectively, to the Plan in accordance with a customer contract, which was funded by the customer.

  Participant Accounts:

  Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Participant Loans:

  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the vested portion of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate of Prime plus 1 percent. Principal and interest is paid ratably through payroll deductions. Loans must be repaid within an agreed period but no more than five years. However, if the loan is made for the purchase or construction of the participant's principal place of residence, the repayment period may be longer than five years. Only one loan will be granted at a time and must be repaid in full before another loan can be requested.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

  Vesting:

  Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus the actual earnings thereon is based on years of service. The matching and discretionary contributions vest according to the following schedule:


                                                                 Percentage of
Completed Years of Service                                   Contribution Vested
--------------------------------------------------------------------------------

Matching Contributions:

     Less then 2 years                                               0%
     2 years                                                        20%
     3 years                                                        40%
     4 years                                                        60%
     5 years                                                        80%
     6 or more years                                               100%
Discretionary Contributions:
     Less than 3 years                                               0%
     3 years or more                                               100%


  A participant is also 100% vested if termination of employment is due to retirement after age 65, total disability or death.

  Forfeited Accounts:

  When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account, as defined by the plan, represents a forfeiture. Forfeitures are utilized to reduce the Company's future contributions. At December 31, 2000, forfeited nonvested accounts totaled approximately $4,000. Also, in 2000, employer contributions were reduced by $15,000 from forfeited nonvested accounts.

  Payment of Benefits:

  On termination of services, a participant may elect to: (1) receive a lump-sum payment; (2) roll over funds to another qualified plan or an Individual Retirement Plan; or (3) defer receipt of funds that exceed $5,000 until April 1 following the later of the calendar year the participant reaches age 70 1/2 or the calendar year of participant's retirement. Participants may withdraw funds while employed only from accounts in which they are fully vested after attaining age 59 1/2. Prior to attaining age 59 1/2 a withdrawal may be made for financial hardship. Only one withdrawal may be requested during any Plan year for reasons other than financial hardship. The minimum amount available for a withdrawal is $500. If the participant has an outstanding loan, the amount of funds available for withdrawal may be limited. A participant will have a 100% vested interest in all accounts upon retirement at or after age 65, in the event of a permanent disability or in the event of death prior to termination of employment. Upon termination of employment, the value of the vested accounts will be paid in a lump sum.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The accompanying financial statements are prepared on the accrual basis of accounting and are presented in accordance with the financial reporting requirements of ERISA.

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued


  Investment Valuation and Income Recognition

  The Plan's investments are stated at fair value. Quoted market prices are used to value investments except for its collective trust fund. Investments in collective trust fund are stated at estimated fair values, which have been determined based on the unit values of the funds. The bank sponsoring the collective trust fund determines the unit value by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

  Net Appreciation (Depreciation) in Fair Value of Investments

  Net realized and unrealized appreciation (depreciation) is recorded in the accompanying financial statements as net appreciation (depreciation) in fair value of investments.

  Payment of Benefits

  Benefits are recorded when paid.

3.  RELATED-PARTY TRANSACTIONS

  Certain Plan investments are shares of mutual funds managed by Prudential Bank and Trust Company ("Prudential"). Prudential is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. For the year ended December 31, 2000, fees paid by the Plan for administrative services amounted to $110,000, which includes application and processing fees for participant loans. Officers and employees of the Company perform certain administrative functions for the Plan. No such officer or employee receives compensation from the Plan.

4.  INVESTMENTS

  The following presents investments that represent 5 percent or more of the Plan's net assets (in thousands):

                                                                                    December 31,
                                                                          --------------------------------
                                                                              2000                 1999
                                                                          ------------        ------------
  MFS Emerging Growth Fund - Class A                                        $ 9,942              $12,718
  The Stable Value Fund                                                       8,696                8,829
  AIM Balanced Fund - Class A                                                 4,901                5,072
  Prudential Stock Index Fund - Class Z                                       3,790                3,707
  Templeton Foreign Fund - Class A                                            3,411                3,959
  Fidelity Advisor Growth Opportunities Fund - Class T                        3,405                4,192
  Butler Stock Fund *                                                         3,062                6,422

  * Nonparticipant-directed

  During 2000, the Plan's investments (including gains and losses on investment brought and sold, as well as held during the year) depreciated in value by $8,625,945 as follows (in thousands):


   Mutual funds                                                   $ (4,728)
   Common stock                                                     (3,898)
                                                              -------------

                                                                  $ (8,626)
                                                              =============

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, Continued

5. NONPARTICIPANT-DIRECTED INVESTMENTS

  Information about the net assets and the significant components of changes in net assets relating to the nonparticipant-directed investments is as follows (in thousands):

                                                                                  December 31,
                                                                       ----------------------------------
                                                                           2000                 1999
                                                                       --------------       -------------
Net Assets:
     Butler Stock Fund:
         Butler International, Inc. Common Sock                              $ 3,058             $ 6,419
         Money market funds                                                        4                   4
         Cash balance (cash debt)                                                  -                  (1)
                                                                       --------------       -------------
                                                                             $ 3,062             $ 6,422
                                                                       ==============       =============

                                                                                        Year Ended
                                                                                    December 31, 2000
                                                                                  -----------------------
Changes in Net Assets:
     Butler Stock Fund:
         Contributions                                                                           $ 1,339
         Interest                                                                                     17
         Net depreciation                                                                         (3,898)
         Benefits paid to participants                                                              (507)
         Administrative expenses                                                                     (14)
         Transfer to participant-directed investments                                               (297)
                                                                                            -------------
                                                                                                $ (3,360)
                                                                                            =============

6. TAX STATUS

  The Internal Revenue Service has determined and informed the Company by a letter dated April 22, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
  Therefore, there is no provision for income taxes in the financial statements.

7.  PLAN TERMINATION

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA. In the event the Plan is terminated, all participants will be 100% vested in all their accounts and benefits will be payable strictly under the terms of the Plan. The Pension Benefit Guaranty Corporation does not insure benefits under defined contribution plans of the 401(k) type.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD
AT DECEMBER 31, 2000


----------------------------------------------------------------------------------------------------------------------------
 (a)               (b) Identity of issue                     (c) Description of investment          (d) Cost   (e) Current
                                                                                                                    value
----------------------------------------------------------------------------------------------------------------------------
  *   Prudential Moneymart Asset Fund                              Money Market Fund                   $ 4,188      $ 4,188
      The Stable Value Fund                           Bank Collective Trust Fund - 295,870 shares                 8,696,288
      Selgman Global Smaller Companies Fund - Class A         Mutual Fund - 12,696 shares                           185,108
  *   Prudential Equity Fund - Class A                        Mutual Fund - 16,506 shares                           280,445
  *   Prudential Government Income Fund - Class A             Mutual Fund - 18,903 shares                           166,916
  *   Prudential Stock Index Fund - Class Z                   Mutual Fund - 128,925 shares                        3,790,388
      Alliance Quasar Fund - Class A                           Mutual Fund - 9,605 shares                           226,009
      MFS Emerging Growth Fund - Class A                      Mutual Fund - 222,026 shares                        9,942,306
  *   Prudential Global Total Return Fund - Class A           Mutual Fund - 12,499 shares                            88,744
  *   Prudential Global Growth Fund - Class A                 Mutual Fund - 31,938 shares                           522,825
  *   Butler International, Inc.                                 Common Stock - 662,777              9,426,202    3,057,412
      Fidelity Advisor Value Strategies Fund - Class T        Mutual Fund - 20,199 shares                           488,005
      Fidelity Advisor Growth Opportunities Fund - Class T    Mutual Fund - 99,711 shares                         3,405,129
      Templeton Foreign Fund - Class A                        Mutual Fund - 329,852 shares                        3,410,665
      AIM Balanced Fund - Class A                             Mutual Fund - 162,872 shares                        4,900,822
  *   Prudential High-Yield Fund - Class A                    Mutual Fund - 29,924 shares                           185,527
  *   The Prudential Insurance - LN AP Fund                        Money Market Fund                                     50
  *   Participant Loans                               Interest rates ranging from 8.25% to 10.5%; maturity        1,039,984
                                                      dates ranging from Februaury 2001 to September 2030
                                                                                                               -------------

                                                                                                               $ 40,390,812
                                                                                                               =============





* A party-in-interest as defined by ERISA

                                                        EXHIBIT 1



INDEPENDENT AUDITORS' CONSENT
-----------------------------


We consent to the incorporation by reference in Registration Statements No. 333-57342, No. 333-69799, No. 333- 69801, No. 333-22263, No. 33-58481 and No. 33-
87012 on Form S-8, Registration Statement No. 33-59427 on Form S-3 and Post-Effective Amendment No. 4 to Registration Statement No. 33-58278 on Form S-2 of our report dated June 27, 2001 appearing in this Annual Report on Form 11-K of Butler International, Inc. 401(k) Plan for the year ended December 31, 2000.



/s/ Deloitte & Touche LLP
-------------------------
Parsippany, New Jersey
June 27, 2001

                                   SIGNATURES

     Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                  BUTLER INTERNATIONAL, INC.
                                  --------------------------
                                       (Registrant)


June 27, 2001                     By:  /s/ Michael C. Hellriegel
                                       ------------------------------------
                                       Michael C. Hellriegel
                                       Senior Vice President
                                       and Chief Financial Officer